June 23, 2005



Mr. Conrad Nagel
Principal Accounting Officer
U.S. Microbics, Inc.
6451-C El Camino Real
Carlsbad, CA 92009


	Re:	U.S. Microbics, Inc.
		Form 10-KSB for Fiscal Year Ended September 30, 2004
Filed March 17, 2005
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
      Filed May 24, 2005
		File No. 0-14213


Dear Mr. Nagel:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in your filing.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended September 30, 2004

Controls and Procedures, page 32

1. Please indicate whether there were any changes to internal controls over financial reporting. Please refer to paragraph (c) of Item
307 of
the Regulation S-K.

Exhibit 31.1 and 31.2

2. Please use the language in the certification form that is consistent with the example provided in Instruction 31 to Item 601 of the Regulation S-K.

Consolidated Statements of Deficiency in Stockholders` Equity,
page F-
6

3. We note you capitalized costs incurred for placing letters of credit and commitment and due diligence fees to be paid to Fusion associated with the common stock purchase agreement. Please tell us why these costs were capitalized and recorded in the Additional Paid-in-Capital account. Please tell us the accounting literature you considered, including whether you considered paragraph 16 of Accounting Principles Board Opinion No. 21 Interest on Receivables and
Payables, and Staff Accounting Bulletins Topic 5A Expenses of
Offering.

Revenue Recognition, page F-13

4. Please include a discussion on how you account for revenues generated from licensing arrangements and pay-for-performance services. Tell us the percentage of total revenues that represents revenues generated from these types of services.

Property and Equipment, page F-18

5. We note the net increase in your Property and Equipment account balance from fiscal year 2003 to fiscal year 2004. Please tell us why the activities in your Property and Equipment account have not been reflected in your statement of cash flows or supplemental disclosure of cash flow information.


Minority Interest, page F-28

6. We note your acquisition of 50% interest in four PureSafe Water Stations. It appears this acquisition is significant as defined by Rule 1-02(w) of Regulation S-X. As such, a Form 8-K that includes the historical financial statements of the business acquired, as well as related pro forma financial statements, should have been filed.
To
the extent you believe you have not met any of the conditions set forth under Rule 3-05 of Regulation S-X and separate financial statements of this acquiree are not required, provide detailed significance calculations to support your position.

Form 10-QSB for Fiscal Quarter Ended March 31, 2005

Controls and Procedures, page 18

7. Please revise your disclosure to reflect the following:

a. The paragraph (a) of Item 307 of the Regulation S-K requires an evaluation of the disclosure controls and procedures to be performed
"as of the end of the period" covered by the quarterly or annual report, rather than "as of a date within 90 days of the filing date" of the quarterly or annual report.
b. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure.
Please refer to Exchange Act Rule 13a-15(e).
c. Please indicate whether there were any changes to internal controls over financial reporting. Please refer to paragraph (c) of Item 307 of the Regulation S-K.


Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



You may contact Yong Choi, Staff Accountant at (202) 551-3758 or
Kim
Calder, Assistant Chief Accountant at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

??

??

??

??



Mr. Nagel
U.S. Microbics, Inc.
June 23, 2005
page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010